UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

St. Joseph, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

85231M 10 3

(CUSIP Number)

August Law Group, P.C.
19200 Von Karman Avenue, Suite 900
Irvine, CA  92612
Attn.: Kenneth S. August, Esq.
Tel: 949-752-7772

(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

January 5, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85231M 10 3
1)	NAME OF REPORTING PERSON.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

Gerald R. McIlhargey
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER

889,923
	8)	SHARED VOTING POWER

0
	9)	SOLE DISPOSITIVE POWER

889,923
	10)	SHARED DISPOSITIVE POWER

0
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

889,923
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTION)

☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14)	TYPE OF REPORTING PERSON (SEE INSTRUCTION)

IN

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.0001, per share (the “Common Stock”), of St. Joseph, Inc., a Colorado corporation (the “Company” or the “Issuer”). The principal executive office of the Company is located at 4870 South Lewis, Suite 250, Tulsa, Oklahoma, 74105.

Item 2. Identity and Background.

(a) - (f)

This Schedule is being filed by:

(a)	Gerald R. McIlhargey, an individual;

(b)	the business address for the Reporting Person is 4870 South Lewis, Suite 250, Tulsa, Oklahoma, 74105;

(c)	the Reporting Person’s principal occupation is to serve as President and Chief Executive Officer of the Company. The Reporting Person also a director of the Company.

(d)	during the last five years, the Reporting Person was not convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors);

(e)
during the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

(f)	the Reporting Person is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person beneficially holds a total of 889,923 shares of the Company’s Common Stock and includes 789,923 shares purchased by the Reporting Person directly or indirectly and currently exercisable stock options issued to the Reporting Person for the purchase of 100,000 shares.

The stock options for the purchase of 100,000 shares were issued by the Company to the Reporting Person on August 24, 200, were fully vested at the time of issuance, have an exercise price of $1.05 per share, and expire on August 24, 2011.

Of the 789,923 shares purchased by the Reporting Person, 100,000 shares were purchased by the Reporting Person from the Company through the exercise of stock options on December 8, 2005 at a price of $0.10 per share. The Reporting Person used his personal funds for this purchase.

The remaining 689,923 shares were purchased by COLEMC Investments Ltd. (“COLEMC”), with funds from its working capital.  The Reporting Person is the sole owner and officer of COLEMC and has sole voting and sole dispositive control over the shares held by COLEMC. The 689,923 shares were purchased as follows:  on December 31, 2007, COLEMC received 189,923 shares through the conversion of promissory notes at a price per share of $0.30 and on January 5, 2007, COLEMC purchased 500,000 shares as part of a private placement by the Company at a price per share of $0.05 per share.

Item 4. Purpose of Transaction.

All of Reporting Person’s Company shares were acquired for investment purposes.

The Company has announced in its periodic filings that it hopes to acquire other operating companies as subsidiaries and is pursuing suitable candidates for future acquisition that could potentially create value for its shareholders, and acquisition targets may be in sectors other than its  current sector of providing employment agency services.  The Company further announced that although it is not the Company’s goal, it would also consider a reverse merger opportunity, if it were seen to be a growth opportunity for the Company’s existing shareholders.  Although the Reporting Person did not acquire securities of the Company for the purpose of furthering these goals, the Reporting Person is supportive of the goals. To the knowledge of the Reporting Person, no specific acquisition candidates have been identified.

 Other than as described above,  the Reporting Person does not have any specific plans or proposals that relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Act; or any action similar to any of those enumerated above; provided, however, that the Reporting Person reserves the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5. Interest in Securities of the Issuer.

(a)            The Reporting Person is the beneficial owner of 889,923 shares of the Company’s Common Stock (which number include 100,000 shares underlying currently exercisable stock options), representing 8.6% of the Common Stock of the Issuer.

(b)            The Reporting Person has sole voting and dispositive power over 889,923 shares of the Company’s Common Stock.

(c)            On January 5, 2007, COLEMC, a company owned and controlled by the Reporting Person, purchased 500,000 shares as part of a private placement by the Company at a price per share of $0.05 per share.

(d)            Not applicable.

(e)            Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships with respect to any securities of the Company among the persons listed in Item 2 and between such persons and any person.

Item 7. Material to be Filed as Exhibits.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 16, 2009

/S/ GERALD R. MCILHARGEY
Signature

Gerald R. McIlhargey
Name/Title